    As filed with the Securities and Exchange Commission on June 9, 1998.
                                                      REGISTRATION NO. 333-49367
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549
                             --------------------------
                                   AMENDMENT NO.1
                                      FORM S-4
                               REGISTRATION STATEMENT
                                       UNDER
                             THE SECURITIES ACT OF 1933
                             --------------------------

                          COMMUNITY FIRST BANKSHARES, INC.
               (Exact name of registrant as specified in its charter)

         DELAWARE                      6022                     46-0391436
(State or other jurisdiction     (Primary Standard           (I.R.S. Employer
     of incorporation or     Industrial Classification      Identification No.)
        organization)               Code Number)

                                   520 Main Avenue
                           Fargo, North Dakota   58124-0001
                                    (701) 298-5600
                 (Address, including zip code, and telephone number,
           including area code, of registrant's principal executive office)

                            ------------------------------
                                 Donald R. Mengedoth
                         President and Chief Executive Officer
                                   520 Main Avenue
                           Fargo, North Dakota   58124-0001
                                    (701) 298-5600
              (Name, address, including zip code, and telephone number,
                      including area code, of agent for service)

                            ------------------------------
                                      Copies to:
                               Patrick Delaney, Esq.
                             Martin R. Rosenbaum, Esq.
                            Lindquist & Vennum P.L.L.P.
                                  4200 IDS Center
                                80 South 8th Street
                            Minneapolis, Minnesota 55402
                             Telephone:  (612) 371-3211
                                 Fax:  (612) 371-3207
                            ------------------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. /X/

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

                           CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
                                                            Proposed            Proposed
        Title of Each                                       Maximum             Maximum
     Class of Securities               Amount to             Price             Aggregate           Amount of
      Being Registered               be Registered         Per Share         Offering Price     Registration Fee
----------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value.      7,000,000 shares           (2)                  (2)                (2)
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------



(1) 3,500,000 shares were proposed to be registered upon initial filing of this Registration Statement on April 3, 1998. On May 15, 1998, the Company completed a two-for-one stock split in the form of a 100% dividend on the outstanding shares of Common Stock of the Company. As a result of the stock dividend, the number of shares to be registered under this Registration Statement has been adjusted to 7,000,000 shares pursuant to Rule 416(b).

(2) Registration fees were previously paid with respect to an aggregate 3,500,000 shares registered under this Registration Statement on April 3, 1998 (Maximum Aggregate Offering Price of $176,368,500). Pursuant to Rule 416(b), this amendment is filed to reflect this adjustment and does not otherwise increase the number of shares to be registered pursuant to Rule 457(a). Therefore, no additional fee is required for registration of the additional shares resulting from the stock dividend.


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SUBJECT TO COMPLETION DATED JUNE 9, 1998

                           COMMUNITY FIRST BANKSHARES, INC.


                           7,000,000 SHARES OF COMMON STOCK
                                   ($.01 Par Value)



     Community First Bankshares, Inc. (the "Company") has registered 7,000,000 shares of its Common Stock, $.01 par value (the "Common Stock"), which may be offered by this Prospectus in acquisition transactions in exchange for shares of capital stock, partnership interests or other assets representing an interest, direct or indirect, in other companies or other entities, or in exchange for assets used in or related to the business of such entities. The terms of such acquisitions will generally be determined by direct negotiations with the owners of the business or assets to be acquired or in the case of entities which are more widely held, through exchange offers to stockholders or documents soliciting the approval of statutory mergers, consolidations or sales of assets. Underwriting discounts or commissions will generally not be paid by the Company. However, under some circumstances, the Company may issue Common Stock covered by this Prospectus to pay brokers' commissions incurred in connection with acquisitions.

     This Prospectus, as amended or supplemented, may also be used by persons who receive Common Stock of the Company in acquisitions, including shares sold hereunder and Common Stock received upon conversion of other equity securities of the Company or received upon exercise of rights to exchange equity securities of the Company's subsidiaries issued in acquisitions, and who wish to offer and sell such shares without further registration on terms then obtainable. Such persons may be deemed underwriters in connection with such transactions within the meaning of the Securities Act of 1933, and any profits realized on such sales by such persons may be regarded as underwriting compensation under the Securities Act of 1933.

     The Company's Common Stock is traded on the Nasdaq National Market under the symbol "CFBX".



THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


              THE DATE OF THIS PROSPECTUS IS ____________________, 1998.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with the Exchange Act, the Company files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy statements and other information can be inspected and copied at the public reference facilities that the Commission maintains at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048, and Suite 1400, 500 West Madison Street, Chicago, Illinois 60661. Copies of these materials can be obtained at prescribed rates from the Public Reference Section of the Commission at the principal offices of the Commission, 450 Fifth Street, N.W., Washington D.C. 20549. In addition, the Commission also maintains an Internet web site at http://www.sec.gov containing reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the Commission. The Company's Common Stock is quoted on the NASDAQ National Market. Reports, proxy statements and other information also may be inspected at the National Association of Securities Dealers, Inc., 1735 K. Street N.W., Washington, D.C. 20006.

     The Company has filed with the Commission a registration statement on Form S-4 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain items of which are contained in schedules and exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. Statements made in the Prospectus concerning the contents of any documents referred to herein are not necessarily complete. With respect to each such document filed with the Commission as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description, and each such statement shall be deemed qualified in its entirety by such reference.

     Unless otherwise indicated, currency amounts in this Prospectus and any Prospectus Supplement are stated in United States dollars ("$," "dollars," "U.S. dollars," or "U.S.$").

                   INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, which have been filed by the Company with the Commission (File No. 0-19368) pursuant to the Exchange Act, are hereby incorporated by reference in this Prospectus: (i) Annual Report on Form 10-K, for the year ended December 31, 1997, as amended on Form 10-K/A filed with the Commission on March 27, 1998; (ii) the Definitive Proxy Statement of the Company for the 1998 Annual Meeting of Shareholders held on April 28, 1998; (iii) Quarterly Report on Form 10-Q for the quarter ended March 31, 1998; (iv) Current Report on Form 8-K as filed with the Commission on May 6, 1998; (v) the description of the Company's Common Stock as set forth on its Form 8-A Registration Statement filed with the Commission and effective on August 13, 1991; (vi) the description of the Company's Common Stock and undesignated Preferred Stock, as set forth on its Form 8-A Registration Statement filed with the Commission on April 7, 1994, as amended on September 19, 1994; and (vii) the description of the Company's Preferred Stock Purchase Rights, as set forth on its Form 8-A Registration Statement filed with the Commission on January 9, 1995.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus shall be deemed to be incorporated by reference herein. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed superseded or modified for purposes of this Prospectus to the extent that a statement contained herein (or in any other subsequently filed document which also is incorporated by reference herein or in any Prospectus Supplement by reference) modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any Prospectus Supplement.

     The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents incorporated by reference (other than exhibits to such documents which are not specifically incorporated by reference in such documents.) Written requests for such copies should be directed to the Company, 520 Main Avenue, Fargo, North Dakota 58124-0001, Attention: Mark A. Anderson, Executive Vice President, Chief Information Officer and Chief Financial Officer of the Company, at (701) 298-5600.

                                     THE COMPANY

     Community First Bankshares, Inc. (the "Company"), is a multi-bank holding company that as of March 31, 1998 operated banks and bank branches (the "Banks") in 146 communities in Arizona, Colorado, Iowa, Minnesota, Nebraska, North Dakota, South Dakota, Utah, Wisconsin and Wyoming. Total assets of the Company were approximately $5.2 billion as of March 31, 1998. The Company operates community banks primarily in small and medium-sized communities and the surrounding market areas. The Company provides a full range of commercial and consumer banking services primarily to individuals and businesses, including commercial and consumer banking, trust, insurance and investment services.

     The Company's strategy is to operate and continue to acquire banks and bank branches in communities which generally have populations between 3,000 and 50,000 and are located in the Company's key target acquisition states of Arizona, Colorado, Iowa, Kansas, Minnesota, Montana, Nebraska, North Dakota, South Dakota, Wisconsin and Wyoming, and additionally in the adjacent states of Idaho, Illinois, Missouri, New Mexico, Oklahoma and Utah (this seventeen state area is collectively referred to as the "Acquisition Area"). Such communities are believed to provide the Company with the opportunity for a stable, relatively low-cost deposit base. The individual banks and bank branches sought to be acquired by the Company generally have approximately $20 million to $150 million in assets.

     PENDING ACQUISITIONS. On May 18, 1998, the Company signed a definitive merger agreement with Guardian Bancorp ("Guardian"), a bank holding company headquartered in Salt Lake City, Utah. At March 31, 1998, Guardian's wholly-owned subsidiary, Guardian State Bank had total assets of approximately $112 million and deposits of approximately $101 million and had three banking locations in Salt Lake City, Utah and one banking location in Sandy, Utah. In connection with the transaction, the Company will issue approximately 1.5 million shares of common stock to holders of Guardian common stock. The transaction is expected to be accounted for using the pooling of interests method of accounting. The acquisition of Guardian by the Company is subject to regulatory approval and is expected to close in the third quarter of 1998.


     On April 2, 1998, the Company signed a definitive merger agreement with Western Bancshares of Las Cruces, Inc. ("Western"), a one-bank holding company headquartered in Carlsbad, New Mexico. At March 31, 1998, Western's wholly-owned subsidiary, Western Bank had total assets of approximately $170 million and deposits of approximately $142 million and had 5 banking offices located in Las Cruces, Anthony and Hatch, New Mexico. In the transaction, which is expected to be accounted for using the pooling of interests method of accounting, the Company will issue approximately 1.9 million shares of common stock to holders of Western common stock. The acquisition of Western by the Company is subject to regulatory approval and is expected to close on July 1, 1998.

     RECENT SIGNIFICANT ACQUISITIONS. On May 7, 1998, the Company acquired FNB, Inc. ("FNB"), a two-bank holding company whose subsidiary banks maintain banking offices in Greeley and Fort Collins, Colorado. At acquisition, FNB had total assets of approximately $120 million and deposits of approximately $109 million. The Company issued approximately 1,135,406 shares of its common stock to holders of FNB common stock in the transaction, as adjusted to reflect the Company's two-for-one stock split in the form of a 100% stock dividend in May 1998 (the "Stock Dividend"). The transaction was accounted for using the pooling of interests method of accounting,

     On April 3, 1998, the Company acquired Community Bancorp, Inc. ("CBI"), the parent company of Community First National Bank, Thornton, Colorado, with two banking offices in Thornton, Colorado and one banking office in Arvada, Colorado. At acquisition, CBI had total assets of approximately $78 million and total deposits of approximately $72 million. In connection with the transaction, the Company issued approximately 852,000 shares of its common stock (as adjusted to reflect the Stock Dividend) to holders of CBI common stock. The transaction was accounted for using the pooling of interests method of accounting.


     On April 30, 1998, the Company acquired Pioneer Bank of Longmont ("Pioneer"), Longmont, Colorado, with offices in Berthoud, Longmont, Lyons and Niwot, Colorado. At acquisition, Pioneer had total assets of approximately $138 million and total deposits of approximately $128 million. The Company issued approximately 1,432,000 shares of its common stock (as adjusted to reflect the Stock Dividend) to the holders of Pioneer common stock in connection with the transaction. The transaction was accounted for using the pooling of interests method of accounting.


     On January 23, 1998, the Company acquired 37 banking offices located in Arizona, Colorado and Utah (the "Bank One Branches") from three subsidiary banks of Banc One Corporation (the "Bank One Banks"). At closing, the Bank One Branches had total deposits of approximately $730 million and loans of approximately $61 million. The Company paid a purchase price premium of approximately $43.8 million, equal to 6% of the deposits of the Bank One Branches at closing. The acquisition was accounted for as an acquisition of assets and assumption of liabilities and resulted in the recognition by the Company of deposit-based intangibles in an amount equal to the purchase price premium of approximately $43.8 million. Following the closing, the 25 Arizona offices and four Utah offices acquired from the Bank One Banks were merged into the Republic bank in Phoenix, Arizona that was recently acquired by the Company. The eight acquired Colorado offices were merged into the Company's existing Colorado affiliate bank. On January 28, 1998, the Company signed an agreement to sell one of the former Bank One Branches located in Colorado. The branch sale is expected to close on June 12, 1998.

     On December 1 and November 24, 1997, respectively, the Company acquired First National Summit Bankshares, Inc., Gunnison, Colorado ("Summit") and Republic National Bancorp, Inc., Phoenix, Arizona ("Republic"). At closing, Summit's subsidiary bank had total assets of approximately $90 million, deposits of approximately $82 million and banking offices in five Colorado communities, and Republic's subsidiary bank had total assets of approximately $54 million, deposits of approximately $49 million and one banking office in Phoenix, Arizona. In connection with the Summit and Republic mergers, the Company issued 736,038 shares of its common stock (as adjusted to reflect the Stock Dividend) to the holders of Republic common stock and 629,668 shares of its common stock (as adjusted to reflect the Stock Dividend) to the holders of Summit common stock, respectively. In addition, the former holders of Summit preferred stock received, in the aggregate, $1 million in cash for their preferred stock surrendered in the merger plus accrued but unpaid dividends. Each of these business combinations was accounted for as a pooling of interests.

     On July 14, 1997, the Company purchased KeyBank National Association, Cheyenne, Wyoming ("KeyBank Wyoming"), from KeyCorp, its parent corporation, ("KeyCorp"), for a purchase price of $135 million. KeyBank Wyoming has been renamed "Community First National Bank." At closing, KeyBank Wyoming had total assets of approximately $1.1 billion and 28 banking offices located in 24 communities in Wyoming, including Cheyenne, Laramie, Casper, Sheridan and Jackson. The Company believes its Wyoming banking network is the largest in Wyoming, providing a full range of commercial and consumer banking services throughout the state. The transaction was accounted for as a business combination using the purchase method of accounting and resulted in the recognition of goodwill by the Company of approximately $60 million.

     On December 18, 1996, the Company acquired Mountain Parks Financial Corp. ("Mountain Parks"), a bank holding company that operated a state chartered bank with full service commercial banking facilities in 17 Colorado communities. The facilities in two of these communities were sold following the acquisition. At September 30, 1996, Mountain Parks had total assets of approximately $581.8 million. The Company issued approximately 10.4 million shares of its common stock (as adjusted to reflect the Stock Dividend) for a total transaction value of approximately $142.2 million, based on market value of the shares as of the date of closing. The transaction was a business combination accounted for as a pooling of interests.

     GENERAL. The Company provides the Banks with the advantages of affiliation with a multi-bank holding company, such as access to its lines of financial services, including trust products and administration, insurance and investment services, data processing services, credit policy formulation and review, investment management and specialized staff support, while granting substantial autonomy to managers of the Banks with respect to day-to-day operations, customer service decisions and marketing. The Banks are encouraged to participate in community activities, support local charities and community development, and otherwise to serve their communities.

     The Company's principal executive offices are located at 520 Main Avenue, Fargo, North Dakota 58124-0001 and its telephone number is (701) 298-5600. The Company also maintains a web site at http://www.cfbx.com.

                         SUMMARY CONSOLIDATED FINANCIAL DATA

     The following table sets forth certain consolidated financial data concerning the Company. The summary financial data for each of the five years ended December 31, 1997 is derived from the audited consolidated financial statements of the Company, and related notes thereto, incorporated herein by reference, except for end of period balance sheet amounts at December 31, 1993 which are derived from unaudited consolidated financial statements of the Company. The summary financial data should be read in conjunction with the consolidated financial statements of the Company, and the related notes thereto, and management's discussion and analysis of financial condition and results of operations incorporated by reference herein.


                                              Three Months
                                             Ended March 31,                           Year Ended December 31,
                                        -------------------------   ----------------------------------------------------------
                                             1998         1997        1997        1996        1995         1994        1993
                                            ------       ------      ------      ------      ------       ------      ------
                                                               (Dollars in thousands, except per share data)
HISTORICAL OPERATING DATA:
Interest income . . . . . . . . . . . .   $ 90,999    $ 58,309    $ 278,597   $ 229,426   $ 192,868    $ 143,237   $ 121,146
Interest expense. . . . . . . . . . . .     39,047      23,914      117,253      95,234      82,891       53,468      47,271
                                          --------    --------    ---------   ---------   ---------    ---------   ---------
Net interest income . . . . . . . . . .     51,952      34,395      161,344     134,192     109,977       89,769      73,875
Provision for loan losses . . . . . . .      1,339       1,230        5,352       6,757       2,711        1,839       2,149
                                          --------    --------    ---------   ---------   ---------    ---------   ---------
Net interest income after
   provision for loan losses. . . . . .     50,613      33,165      155,992     127,435     107,266       87,930      71,726
Noninterest income. . . . . . . . . . .     12,348       7,038       36,564      27,370      22,488       18,992      18,158
Noninterest expense . . . . . . . . . .     43,682      24,949      125,190     104,288      82,593       70,241      60,854
                                          --------    --------    ---------   ---------   ---------    ---------   ---------
Income from continuing operations
   before income taxes and
   extraordinary item . . . . . . . . .     19,279      15,254       67,366      50,517      47,161       36,681      29,030
Provision for income taxes. . . . . . .      5,426       5,138       21,516      18,007      17,208       13,952      10,775
                                          --------    --------    ---------   ---------   ---------    ---------   ---------
Income from continuing operations
   before extraordinary item. . . . . .     13,853      10,116       45,850      32,510      29,953       22,729      18,255
Discontinued Operations:
   Income from discontinued operations,
      net of taxes. . . . . . . . . . .        (68)        681          967           0           0            0           0

Income before extraordinary
   item and cumulative effect
   of accounting change . . . . . . . .     13,785      10,797       46,817      32,510      29,953       22,729      18,255
Extraordinary item, net of tax. . . . .          0        (265)        (265)          0           0            0           0
Cumulative effect of accounting
   change . . . . . . . . . . . . . . .          0           0            0           0           0            0         359
                                          --------    --------    ---------   ---------   ---------    ---------   ---------
Net income. . . . . . . . . . . . . . .     13,785      10,532       46,552      32,510      29,953       22,729      18,614
Dividends on preferred stock. . . . . .          0           0            0       1,610       1,610        1,091           0
                                          --------    --------    ---------   ---------   ---------    ---------   ---------
Net income applicable to common
   equity . . . . . . . . . . . . . . .   $ 13,785    $ 10,532    $  46,552    $ 30,900   $  28,343    $  21,638   $  18,614
                                          --------    --------    ---------   ---------   ---------    ---------   ---------
                                          --------    --------    ---------   ---------   ---------    ---------   ---------
EARNINGS PER COMMON AND COMMON
   EQUIVALENT SHARE:
Basic income per share from
      continuing operations before
      extraordinary item and cumulative
      effect of accounting change . . .   $   0.34    $    .29    $    1.24    $   0.94   $    0.92    $    0.75   $    0.66
   Discontinued operations. . . . . . .          0        0.02         0.03           0           0            0           0
   Extraordinary item (1) . . . . . . .          0       (0.01)       (0.01)          0           0            0           0
   Cumulative effect of accounting
      change. . . . . . . . . . . . . .          0           0            0           0           0            0        0.01
                                          --------    --------    ---------   ---------   ---------    ---------   ---------
   Basic net income . . . . . . . . . .   $   0.34    $   0.30    $    1.26    $   0.94   $    0.92    $    0.75   $    0.67

Diluted income per share from
      continuing operations before
      extraordinary item and
      cumulative effect of accounting
      change . . . . . . . . .. . . . .   $   0.33    $   0.27    $    1.20    $   0.90   $    0.87    $    0.70   $    0.64
   Discontinued operations. . . . . . .          0        0.02         0.03           0           0            0           0
   Extraordinary item (1) . . . . . . .          0       (0.01)       (0.01)          0           0            0           0
   Cumulative effect of accounting
      change. . . . . . . . . . . . . .          0           0            0           0           0            0        0.01
   Diluted net income . . . . . . . . .   $   0.33    $   0.28    $    1.22    $   0.90   $    0.87    $    0.70   $    0.65

                                                   Three Months
                                                  Ended March 31,                         Year Ended December 31,
                                              ----------------------   -----------------------------------------------------------
                                                 1998        1997         1997        1996        1995         1994         1993
                                                ------      ------       ------      ------      ------       ------       ------
                                                                     (Dollars in thousands, except per share data)
Average common  shares outstanding:
   Basic. . . . . . . . . . . . . . . .      40,659,812  34,986,156   36,949,498   33,018,578  30,722,740   28,757,806  27,676,668
   Diluted. . . . . . . . . . . . . . .      41,397,456  37,727,816   38,138,156   36,284,754  34,335,300   32,254,500  28,778,512

HISTORICAL OPERATING RATIOS AND OTHER
   DATA:
Return on average assets. . . . . . . .            1.12%       1.40%        1.31%        1.13%       1.24%        1.13%       1.10%
Return on average common
  stockholders' equity. . . . . . . . .           16.52%      18.77%       18.13%       15.69%      18.19%       16.77%      16.64%
Net interest margin. .  . . . . . . . .            4.95%       5.27%        5.17%        5.32%       5.06%        4.95%       4.74%
Net charge-offs to average loans. . . .            0.21%       0.20%        0.24%        0.22%       0.17%        0.00%       0.08%
Ratio of earnings to fixed charges (2):
    Excluding interest on deposits. . .            5.63x       6.55x        5.61x        4.14x       4.46x        5.23x       7.60x
    Including interest on deposits. . .            1.49x       1.64x        1.57x        1.52x       1.55x        1.66x       1.61x

FINANCIAL CONDITION DATA
   (END OF PERIOD):
Assets. . . . . . . . . . . . . . . . .      $5,158,045  $3,008,484   $4,855,526   $3,116,398  $2,769,976   $2,130,619  $1,883,794
Loans . . . . . . . . . . . . . . . . .       2,713,565   1,998,247    2,637,057    2,064,108   1,767,193    1,330,146   1,037,666
Investment securities (3) . . . . . . .       1,874,797     732,605    1,679,389      729,236     717,342      613,239     653,722
Deposits. . . . . . . . . . . . . . . .       4,254,716   2,493,500    3,619,334    2,537,440   2,359,716    1,794,565   1,627,989
Long-term debt. . . . . . . . . . . . .         119,529      18,644      116,476       46,750      81,288       38,092      48,354
Company-obligated mandatorily
   redeemable preferred securities of
   CFB Capital I and II . . . . . . . .         120,000      60,000      120,000            0           0            0           0
Preferred stockholders'
     equity . . . . . . . . . . . . . .               0           0           0        22,988      23,000       23,000           0
Common stockholders' equity . . . . . .         345,376     248,739      339,294      221,583     181,004      134,701     125,071
Book value per common share . . . . . .            8.49        6.67         8.35         6.46        5.63         4.61        4.39
Tangible book value per
  common share. . . . . . . . . . . . .            5.07        5.60         5.95         5.32        4.54         4.04        3.96

FINANCIAL CONDITION RATIOS
   (END OF PERIOD):
Nonperforming assets to total loans
  and OREO. . . . . . . . . . . . . . .            0.54%       0.46%        0.61%        0.70%       0.31%        0.34%       0.62%
Allowance for loan losses to
  total loans . . . . . . . . . . . . .            1.33%       1.31%        1.37%        1.27%       1.29%        1.30%       1.38%
Allowance for loan losses to
  nonperforming loans . . . . . . . . .             332%        290%         286%         201%        608%         537%        296%

REGULATORY CAPITAL RATIOS
   (END OF PERIOD):
Tier 1 capital. . . . . . . . . . . . .            9.34%      11.58%       10.65%        8.88%       8.51%       10.64%      10.16%
Total capital . . . . . . . . . . . . .           12.78%      13.25%       14.24%       11.10%      11.18%       13.46%      13.44%
Leverage ratio. . . . . . . . . . . . .            6.24%       9.10%        7.25%        6.62%       6.10%        7.12%       6.12%

NET INCOME AND RATIOS EXCLUDING
   GOODWILL AND OTHER INTANGIBLE ASSETS
   AMORTIZATION AND BALANCES:
Income applicable to common
  equity. . . . . . . . . . . . . . . .         $ 15,452   $ 11,387     $ 15,017     $ 33,714    $ 30,522     $ 23,194    $ 19,948
Diluted earnings per common share . . .         $   0.37   $   0.30     $   1.34     $   0.97    $   0.94     $   0.75    $   0.69
Return on average assets. . . . . . . .             1.29%      1.54%        1.46%        1.25%       1.34%        1.22%       1.18%
Return on average common
  stockholders' equity. . . . . . . . .            18.52%     20.30%       19.86%       17.12%      19.58%       17.98%      17.83%

------------------------------------
(1) Represents the after-tax effect of pre-payment penalties and unamortized debt issuance costs in connection with redemption of certain indebtedness.
(2) For purposes of computing the ratio of earnings to fixed charges, earnings represent income before income taxes, extraordinary items and fixed charges. Fixed charges represent interest expense, including the interest component of rental expense, and preferred stock dividends. Fixed charges attributable to the preferred stock dividends are assumed to equal the amount of pre-tax income that would be necessary to pay such dividends.
(3)  Includes available-for-sale securities and held-to-maturity securities.

                                     RISK FACTORS

     INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING MATTERS IN CONNECTION WITH AN INVESTMENT IN THE SECURITIES IN ADDITION TO THE OTHER INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT. INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR IN ANY PROSPECTUS SUPPLEMENT MAY CONTAIN "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995, WHICH CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS "MAY," "WILL," "EXPECT," "ANTICIPATE," "ESTIMATE" OR "CONTINUE" OR THE NEGATIVE THEREOF OR OTHER VARIATIONS THEREON OR COMPARABLE TERMINOLOGY. THE FOLLOWING MATTERS AND OTHER FACTORS NOTED THROUGHOUT THIS PROSPECTUS, ANY PROSPECTUS SUPPLEMENT ACCOMPANYING THIS PROSPECTUS AND ANY DOCUMENT INCORPORATED BY REFERENCE INTO THIS PROSPECTUS, AS WELL AS ANY EXHIBITS AND ATTACHMENTS TO THIS PROSPECTUS AND SUCH PROSPECTUS SUPPLEMENT, CONSTITUTE CAUTIONARY STATEMENTS IDENTIFYING IMPORTANT FACTORS WITH RESPECT TO ANY SUCH FORWARD-LOOKING STATEMENTS, INCLUDING CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS.

RISKS INVOLVED IN ACQUISITION STRATEGY

     The Company's acquisitions will continue to present material risks. The Company has grown and intends to continue to grow primarily through acquisitions of banks and other financial institutions. Such acquisitions involve risks of adversely changing results of operations, unforeseen liabilities or asset quality problems of acquired entities and other conditions beyond the control of the Company, such as adverse personnel relations, loss of customers because of change of identity and deterioration in local economic conditions. In connection with the acquisition of financial institutions, the Company may from time to time acquire new businesses that are different from its core business of commercial banking and which present operating and strategic risks different from those confronted in its core business. These various acquisition risks can be heightened by larger transactions. To date, the Bank One Branches, KeyBank Wyoming and Mountain Parks represent the largest institutions acquired by the Company, and have been completed at or near the same time as a number of other completed or proposed mergers. See "The Company."

     Managing growth through acquisitions, including integration and training of personnel, combination of office and operations procedures and related matters,
is a difficult process.   In connection with its recent significant
acquisitions, the Company has experienced challenges with data and item processing conversion, management training, staffing and other operational integration areas. These issues have resulted in the need for management and support personnel to allocate increased time to the integration process, in some cases slowing the acquired institutions' marketing and business development efforts. Although the Company has taken steps to address the issues resulting from recent acquisitions, the Company may experience such issues in connection with future acquisitions, and there can be no assurance that these problems will not result in disruption or expense.

     Management believes future growth in the assets and earnings of the Company will depend in significant part on consummation of further acquisitions. The ability of the Company to pursue this strategy depends in part on its capital position and, in the case of cash acquisitions, on its cash assets or ability to acquire cash. Further, acquisition candidates may not be available in the future on terms favorable to the Company. The Company must compete with a variety of individuals and institutions, including major regional bank holding companies, for suitable acquisition candidates. Although the Company has focused its attention on smaller markets, in which the Company believed there was less competition from the money center banks and major regional bank holding companies, the Company recently acquired operations in metropolitan areas. The Company may make further acquisitions of companies with operations in metropolitan areas, in which case it will face more competition for such acquisitions from larger institutions. Further, certain regional holding companies have focused in some cases on the smaller markets traditionally targeted by the Company, and there can be no assurance that the acquisition activities of competitors in these markets will not increase. Such competition is likely to affect the Company's ability to make acquisitions, increase the price that the Company pays for certain acquisitions and increase the Company's costs in analyzing possible acquisitions.

NEED FOR ADDITIONAL FINANCING

     The Company's ability to execute its business strategy depends to a significant degree on its ability to obtain additional indebtedness and equity capital. Other than as described in this Prospectus or any Prospectus Supplement, the Company has no commitments for additional borrowings or sales of equity capital and there can be no assurance that the Company will be successful in consummating any such future financing transactions on terms satisfactory to the Company, if at all. Factors which could affect the Company's access to the capital markets, or the costs of such capital, include changes in interest rates, general economic conditions and the perception in the capital markets of the Company's business, results of operations, leverage, financial condition and business prospects. Each of these factors is to a large extent subject to economic, financial, competitive and other factors beyond the Company's control. In addition, covenants under the Company's current and future debt securities and credit facilities may significantly restrict the Company's ability to incur additional indebtedness and to issue Preferred Stock.

YEAR 2000 ISSUE

     The Company is evaluating the potential impact of what is commonly referred to as the "Year 2000" issue, concerning the inability of certain information systems to properly recognize and process dates containing the year 2000 and beyond. If not corrected, these systems could fail or create erroneous results. The Company is in the process of determining which of its systems, if any, may present Year 2000 issues, the magnitude of these issues, and the steps that may be necessary to correct them. Therefore, the potential liabilities and costs associated with Year 2000 compliance cannot be estimated with certainty at this time. Regardless of the Year 2000 compliance of the Company's systems, there can be no assurance that the Company will not be adversely affected by the failure of others to become Year 2000 compliant. Such risks may include potential losses related to loans made to third parties whose businesses are adversely affected by the Year 2000 issue, the disruption or inaccuracy of data provided by non-Year 2000 compliant third parties and business disruption caused by the failure of service providers, such as security and data processing companies, to become Year 2000 compliant. Because of these uncertainties, there can be no assurance that the Year 2000 issue will not have a material financial impact in any future period.

KEY PERSONNEL

     Continued profitability of the Banks and the Company are dependent on a limited number of key persons, including Donald R. Mengedoth, the President and Chief Executive Officer, Mark A. Anderson, the Executive Vice President, Chief Financial Officer and Chief Information Officer, Ronald K. Strand, the Executive Vice President, Banking Group, and David E. Groshong, the Executive Vice President, Financial Services, of the Company. There would likely be a difficult transition period in case the services of any of these individuals were lost to the Company because of death or other reasons. There is no assurance that the Company will be able to retain its current key personnel or attract additional qualified key persons as needed.

                                  OFFERED SECURITIES

     The securities of the Company which may be offered from time to time by this Prospectus consist of up to 7,000,000 shares of Common Stock, which the Company proposes to issue in a continuing program of acquisitions. The consideration for any acquisition may consist of notes or other evidences of debt, assumptions of liabilities, equity securities, cash, or a combination thereof, as determined from time to time by negotiations between the Company and the owners of businesses or properties to be acquired. In general, the terms of acquisitions will be determined by direct negotiations between the representatives of the Company and the owners of the businesses or properties to be acquired or, in the case of entities more widely held, through exchange offers to shareholders or documents soliciting approval of statutory mergers, consolidations or sales of assets. Underwriting discounts or commissions will generally not be paid by the Company. However, under some circumstances, the Company may issue Common Stock covered by this Prospectus or cash to pay brokers' commissions incurred in connection with acquisitions.

     This Prospectus, as appropriately amended or supplemented, has also been prepared for use by persons who receive shares issued by the Company in acquisitions, including Common Stock received upon conversion of other equity of the Company or its subsidiaries issued in acquisitions, and who wish to offer and sell such shares, on terms then available (such persons being referred to under this caption as "Selling Shareholders"). Resales may be made pursuant to this Prospectus, as amended or supplemented, pursuant to Rule 145(d) under the Securities Act of 1933, or pursuant to another exemption from the registration requirements of such Act. Selling Shareholders may be deemed underwriters within the meaning of the Securities Act of 1933, and profits realized on resales by Selling Shareholders under certain circumstances may be regarded as underwriting compensation under the Securities Act of 1933.

     Resales by Selling Shareholders may be made directly to investors or through a securities firm acting as an underwriter, broker or dealer. When resales are to be made through a securities firm, such securities firm may be engaged to act as the Selling Shareholder's agent in the sale of shares by such Selling Shareholder, or such securities firm may purchase shares from the Selling Shareholder as principal and thereafter resell such shares from time to time. The fees earned by or paid to such securities firm may be the normal stock exchange commission or negotiated commissions or underwriting discounts to the extent permissible. In addition, such securities firm may effect resales through other securities dealers, and customary commissions or concessions to such other dealers may be allowed. Sales of shares may be at negotiated prices, at fixed prices, at market prices or at prices related to market prices then prevailing. Any such sales may be made on the NASDAQ National Market or other exchange on which such shares are traded, in the over-the-counter market, by block trade, in special or other offerings, directly to investors or through a securities firm acting as agent or principal, or a combination of such methods. A participating securities firm may be indemnified against certain civil liabilities, including liabilities under the Securities Act of 1933. Any participating securities firm may be deemed to be an underwriter within the meaning of the Securities Act of 1933, and any commissions earned by such firm may be deemed to be underwriting discounts or commissions under such Act.

     A Prospectus Supplement, if required, will be filed under Rule 424(b) under the Securities Act of 1933, disclosing the name of the Selling Shareholder, the participating securities firm, if any, the number of shares involved, and other details of resales, as appropriate.

                             DESCRIPTION OF CAPITAL STOCK

     The Company is authorized to issue 82,000,000 shares of stock, consisting of 80,000,000 shares of Common Stock, par value $0.01 per share, and 2,000,000 shares of Preferred Stock, $.01 par value per share, of which 230,000 shares are designated as 7% Cumulative Convertible Preferred Stock and 150,000 shares are designated as Series A Junior Participating Preferred Stock. On April 28, 1998, the Company's shareholders approved an amendment to the Company's Restated and Amended Certificate of Incorporation to increase the number of authorized shares of the Company's Common Stock from 30,000,000 shares to 80,000,000 shares. The number of authorized shares of Preferred Stock did not change. On February 3, 1998, the Board of Directors approved a two-for-one stock split in the form of a 100% stock dividend, subject to approval of this amendment. The stock dividend was paid on May 15, 1998 to shareholders of record on May 1, 1998.


     As of May 27, 1998, the Company had issued and outstanding 44,139,536 shares of Common Stock, net of treasury shares, and no issued and outstanding shares of Preferred Stock. As of such date, there were approximately 1,440 holders of record of the outstanding shares of Common Stock and an additional estimated 7,000 beneficial holders.

COMMON STOCK

     The following summary of the characteristics of the Company's Common Stock is qualified in its entirety by reference to the Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation"), its Amended Bylaws (the "Bylaws"), and the Delaware General Corporation Law, as amended (the "Delaware Law").

     GENERAL. There are no preemptive rights, conversion rights, or redemption or sinking fund provisions with respect to the shares of Common Stock. All of the outstanding shares of Common Stock are duly and validly authorized and issued, fully paid and non-assessable.

     VOTING. Holders of Common Stock (the "Common Stockholders") are entitled to one vote for each share held on each matter submitted to a vote of the Common Stockholders; except that each stockholder may cumulate votes in the election of directors. In such elections, each Common Stockholder will have a number of votes equal to the number of shares held by such holder multiplied by the number of directors to be elected. Such votes may be cast for a single candidate or divided among any number of candidates. In certain circumstances, cumulative voting rights allow the holders of less than a majority of Common Stock to elect directors when such holders may not be able to elect any directors if cumulative voting was not allowed.

     DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS. Subject to the rights of the Preferred Stock, the Common Stockholders are entitled to receive dividends as and when declared by the Board of Directors of the Company. Under Delaware corporate law, the Company may declare and pay dividends out of surplus, or if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or the preceding year. No dividends may be declared, however, if the capital of the Company has been diminished by depreciation, losses or otherwise to an amount less than the aggregate amount of capital represented by any issued and outstanding stock having a preference on distribution. The Company's ability to pay dividends on its issued and outstanding Shares may be limited, from time to time, by covenants in connection with outstanding indebtedness of the Company.

     Federal banking laws and regulations limit the Company's ability to redeem its equity securities. In general, bank holding companies are required to obtain the prior approval of the Federal Reserve Board before any redemption of permanent equity or other capital instruments, if the aggregate amount of such redemptions over a twelve-month period exceeds ten percent of the net worth of the company . However, a bank holding company is not required to obtain the prior Federal Reserve Board approval for the redemption if (i) both before and immediately after the redemption, the bank holding company is well capitalized;
(ii) the bank holding company is well managed; and (iii) the bank holding company is not the subject of any unresolved supervisory issues. The Company currently satisfies all of these criteria. Finally, any perpetual preferred stock with a feature permitting redemption at the option of the issuer may qualify as capital only if the redemption is subject to the prior approval of the Federal Reserve Board.

     If the Company were liquidated, the Common Stockholders would be entitled to receive, pro rata, all assets available for distribution to them after full satisfaction of the Company's liabilities and any payment applicable to the Preferred Stock then outstanding.

     SHAREHOLDER RIGHTS PLAN. Pursuant to a Rights Agreement dated as of January 5, 1995 (the "Rights Agreement") between the Company and Norwest Bank Minnesota, N.A., as Rights Agent, each share of Common Stock has attached one preferred share purchase right (a "Right"). Except as set forth below, each Right entitles the registered holder to purchase from the Company one one-hundredth (1/100) of a share of Series A Junior Participating Preferred Stock, par value $.01 per share (the "Junior Participating Preferred Stock"), at a price of $63 per one one-hundredth of a share (the "Purchase Price").

     Until the Distribution Date, as hereinafter defined, the Rights will be transferred with and only with Common Stock certificates. The Rights will separate from the shares of Common Stock and a "Distribution Date" for the Rights will occur upon the earlier of ten days following (i) a public announcement that, without the prior consent of the Board of Directors, a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of voting securities having 15% or more of the voting power of the Company (the "Stock Acquisition Date"), or (ii) the commencement of (or a public announcement of an intention to make) a tender offer or exchange offer which would result in any person or group and related persons having beneficial ownership of voting securities having 15% or more of the voting power of the Company.

     The Rights are not exercisable until the Distribution Date. The Rights will expire on January 5, 2005, unless earlier redeemed by the Company.

     In the event that any person becomes the beneficial owner of 15% or more of the voting power of the Company, ten days thereafter (the "Flip-In Event") each holder of a Right will thereafter have the right to receive, upon exercise thereof at the then current Purchase Price of the Right, Common Stock (or, in certain circumstances, a combination of cash, other property, Common Stock or other securities) which has a value of two times the Purchase Price of the Right (such right being called the "Flip-In Right"). In the event that the Company is acquired in a merger or other business combination transaction where the Company is not the surviving corporation or in the event that 50% or more of its assets or earning power is sold, proper provision shall be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Right, common stock of the acquiring entity which has a value of two times the Purchase Price of the Right (such right being called the "Flip-Over Right"). The holder of a Right will continue to have the Flip-Over Right whether or not such holder exercises the Flip-In Right. Upon the occurrence of the Flip-In Event, any Rights that are or were at any time owned by an Acquiring Person shall become null and void insofar as they relate to the Flip-In Right.

     The Purchase Price payable, and the number of shares of Junior Participating Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution under certain circumstances.

     At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15% or more of the voting power of the Company and prior to the acquisition by such person or group of 50% or more of the voting power of the Company, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-hundredth of a share of Junior Participating Preferred Stock (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges) per Right (subject to adjustment).

     At any time prior to the earlier to occur of (i) the tenth day after the Stock Acquisition Date, or (ii) the expiration of the Rights, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"), at such time as the Board of Directors shall establish. Additionally, the Continuing Directors may, following the Stock Acquisition Date, redeem the then outstanding Rights in whole, but not in part, at the Redemption Price provided that either (a) the Acquiring Person reduces his beneficial ownership to less than 15% of the voting power of the Company in a manner which is satisfactory to the Continuing Directors and there are no other Acquiring Persons, or (b) such redemption is incidental to a merger or other business combination transaction or series of transactions involving the Company but not involving an Acquiring Person or any person who was an Acquiring Person. The redemption of Rights described in the preceding sentence shall be effective only after ten (10) business days prior notice. Upon the effective date of the redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     The Junior Participating Preferred Stock purchasable upon exercise of the Rights will be nonredeemable. Each share of Junior Participating Preferred Stock will have a preferential quarterly dividend in an amount equal to 100 times the dividend declared on each share of Common Stock. In the event of liquidation, the holders of Junior Participating Preferred Stock will receive a preferred liquidation payment of $100 per whole share of Junior Participating Preferred Stock. Each whole share of Junior Participating Preferred Stock will have 100 votes, voting together with the Common Stock. In the event of any merger, consolidation or other transaction in which Common Stock are exchanged, each share of Junior Participating Preferred Stock will be entitled to receive 100 times the amount and type of consideration received per share of Common Stock. The rights of the Junior Participating Preferred Stock as to dividends and liquidations, and in the event of mergers and consolidations, are protected by customary anti-dilution provisions.

     Until a Right is exercised, it will not entitle the holder to any rights as a shareholder of the Company (other than those as an existing shareholder), including, without limitation, the right to vote or to receive dividends.

     The terms of the Rights may be amended by the Board of Directors of the Company (i) prior to the Distribution Date in any manner, and (ii) on or after the Distribution Date to cure any ambiguity, to correct or supplement any provision of the Rights Agreement which may be defective or inconsistent with any other provisions, or in any manner not adversely affecting the interests of the holders of the Rights.

     INDEMNIFICATION AND LIMITED LIABILITY. The Company's Certificate of Incorporation and Bylaws require the Company to indemnify the directors and officers of the Company to the fullest extent permitted by law. In addition, as permitted by Delaware Law, the Company's Certificate of Incorporation and Bylaws provide that no director of the Company will be personally liable to the Company or its stockholders for monetary damages for such director's breach of duty as a director, except from liability for (i) any breach of the director's duty of loyalty to the Company or its stockholders,
(ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) any liability under Section 174 of Delaware Law for unlawful distributions or (iv) any transaction from which the director derived an improper personal benefit. This provision of the Certificate of Incorporation will limit the remedies available to a stockholder who is dissatisfied with a decision of the Board of Directors protected by this provision, and such stockholder's only remedy in that circumstance may be to bring a suit to prevent the action of the Board of Directors. In many situations, this remedy may not be effective, including instances when stockholders are not aware of a transaction or an event prior to action of the Board of Directors in respect of such transaction or event.

     Subject to certain limitations, the Company's officers and directors are insured against losses arising from claims made against them for wrongful acts which they may become obligated to pay or for which the Company may be required to indemnify them.

RESTRICTION ON BUSINESS COMBINATIONS.

     Section 203 of the Delaware General Corporation Law prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless (i) prior to the date of the business combination, the transaction is approved by the Board of Directors of the corporation, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock, or (iii) on or after such date the business combination is approved by the Board of Directors of the corporation and by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not owned by the interested stockholder. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock. None of the Company's stockholders is currently classified as an "interested person."

     OTHER MATTERS. The Common Stock is listed on NASDAQ National Market under the symbol "CFBX." Norwest Bank Minnesota, N.A., Minneapolis, Minnesota, is the transfer agent and registrar for the Common Stock.

PREFERRED STOCK

     The description of certain provisions of the Preferred Stock set forth below does not purport to be complete and is subject to and qualified in its entirety by reference to the Company's Certificate of Incorporation, and the Certificate of Designation relating to each series of Preferred Stock.

     GENERAL. The Board of Directors of the Company has the authority, without approval of the Company's stockholders, to issue a maximum of 2,000,000 shares of Preferred Stock, $.01 par value, and to establish one or more classes or series of Preferred Stock having such voting powers, and such designations, preferences and relative, participating, optional and other special rights, and qualifications, limitations or restrictions thereof, as the Board of Directors may determine. There are currently reserved for issuance up to 150,000 shares of Junior Participating Preferred Stock issuable under the Rights Agreement.

     The authority of the Board of Directors with respect to each such class or series shall include, but is not limited to, the determination of: (i) the distinctive serial designation of such class or series and the number of shares constituting such class or series, (ii) the dividend rate for such class or series, and whether dividends shall be cumulative, (iii) whether the shares of such class or series are redeemable and, if so, the terms and conditions of such redemption, (iv) the obligation, if any, to establish a sinking fund, (v) the terms, if any, under which such class or series is convertible or exchangeable for shares of any other class or series, (vi) whether the shares have voting rights and, if so, the terms and conditions of such voting rights, (vii) the rights of the shares of such class or series in the event of voluntary or involuntary liquidation, dissolution or winding up of the Company, and (viii) any other relative rights, powers, preferences, qualifications, limitations or restrictions thereof relating to such class or series. The shares of Preferred Stock of any one class or series shall be identical with each other in all respects except as to the dates from and after which dividends shall cumulate, if cumulative. The Preferred Stock will have the dividend, liquidation and voting rights set forth below unless otherwise provided in the accompanying Prospectus Supplement relating to a particular series of Preferred Stock. Preferred Stock will be fully paid and nonassessable upon issuance against full payment of the purchase price therefor.

     DIVIDEND RIGHTS. Holders of the Preferred Stock of each series will be entitled to receive when, as and if declared by the Board of Directors of the Company, out of funds legally available therefor, cash dividends at such rates and on such dates as are set forth in the accompanying Prospectus Supplement. Such rate may be fixed or variable or both. Each such dividend will be payable to the holders of record as they appear on the stock books of the Company on such record dates as will be fixed by the Board of Directors of the Company. Dividends on any series of the Preferred Stock may be cumulative or noncumulative, as provided in the accompanying Prospectus Supplement. If the Board of Directors of the Company fails to declare a dividend payable on a dividend payment date on any series of Preferred Stock for which dividends are noncumulative, then the right to receive a dividend in respect of the dividend period ending on such dividend payment date will be lost, and the Company will have no obligation to pay the dividend accrued for that period, whether or not dividends are declared for any future period. Dividends on shares of each series of Preferred Stock for which dividends are cumulative will accrue from the date set forth in the accompanying Prospectus Supplement.

     RIGHTS UPON LIQUIDATION. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of each series of Preferred Stock will be entitled to receive out of assets of the Company available for distribution to stockholders, before any distribution of assets is made to holders of Common Stock, liquidating distributions in the amount set forth in the accompanying Prospectus Supplement plus an amount equal to accrued and unpaid dividends. If, upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the amounts payable with respect to the Preferred Stock of any series are not paid in full, the holders of the Preferred Stock of such series will share ratably in any such distribution of assets of the Company in proportion to the full respective preferential amounts (which may include accumulated dividends) to which they are entitled. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of such series of Preferred Stock will have no right or claim to any of the remaining assets of the Company. Neither the sale of all or a portion of the Company's assets nor the merger or consolidation of the Company into or with any other corporation shall be deemed to be a dissolution, liquidation or winding up, voluntary or involuntary, of the Company.

     VOTING RIGHTS. Except as indicated in the accompanying Prospectus Supplement, or except as expressly required by Delaware Law, the holders of the Preferred Stock will not be entitled to a vote on matters submitted for a vote of Company stockholders. In the event the Company issues shares of a series of the Preferred Stock, unless otherwise indicated in the Prospectus Supplement relating to such series, each share will be entitled to one vote on matters on which holders of such series are entitled to vote. In the case of any series of Preferred Stock having one vote per share on matters on which holders of such series are entitled to vote, the voting power of such series, on matters on which holders of such series and holders of any other series of Preferred Stock are entitled to vote as a single class, will depend on the number of shares in such series, not the aggregate stated value, liquidation preference or initial offering price of the shares of such series of the Preferred Stock.

     So long as any Preferred Stock of any series remains outstanding, the Company will not, without the consent of the holders of the outstanding Preferred Stock of such series and outstanding shares of all series of Preferred Stock ranking on a parity with the Preferred Stock of such series (hereinafter the "Preference Stock") either as to dividends or the distribution of assets upon liquidation, dissolution or winding up and upon which like voting rights have been conferred and are then exercisable, by a vote of at least two-thirds of all such outstanding Preferred Stock and Preference Stock voting together as a class, given in person or by proxy, either in writing or at a meeting, (i) authorize, create or issue, or increase the authorized or issued amount of, any class or series of stock ranking prior to the Preferred Stock with respect to payment of dividends or the distribution of assets on liquidation, dissolution or winding up, or (ii) amend, alter or repeal, whether by merger, consolidation or otherwise, the provisions of the Company's Restated Certificate of Incorporation, as amended, or of the resolutions contained in a Certificate of Designation for any series of the Preferred Stock designating such series of the Preferred Stock and the preferences and relative, participating, optional or other special rights and qualifications, limitations and restrictions thereof, so as to materially and adversely affect any right, preference, privilege or voting power of the Preferred Stock or the holders thereof; provided, however, that any increase in the amount of the authorized Preferred Stock or Preference Stock or the creation and issuance of other series of Preferred Stock or Preference Stock, or any increase in the amount of authorized shares of any series of Preferred Stock or Preference Stock, in each case ranking on a parity with or junior to the Preferred Stock with respect to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up will not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.


                                    LEGAL MATTERS

     The validity of the Company's Common Stock offered hereby will be passed upon by Lindquist & Vennum P.L.L.P., Minneapolis, Minnesota. Patrick Delaney, a member of Lindquist & Vennum, is a director and a holder of Common Stock and options to purchase Common Stock of the Company.


                                       EXPERTS

     The consolidated financial statements of the Company at December 31, 1997 and 1996, and for each of the three years in the period ended December 31, 1997, incorporated by reference in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing and incorporated by reference elsewhere herein which, as to the year 1995, are based in part on the report of Arthur Andersen LLP, formerly independent accountants for

Mountain Parks Financial Corp. As of the date of their report and during the period covered by the financial statements on which they reported, Arthur Andersen LLP were independent public accountants with respect to Mountain Parks Financial Corp., within the meaning of the Securities Act and the applicable published rules and regulations thereunder. The consolidated financial statements referred to above are incorporated by reference in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

     The financial statements of KeyBank National Association (Wyoming) as of and for the year ended December 31, 1996 appearing in the Company's Current Report on Form 8-K/A filed on September 22, 1997 with the Securities and Exchange Commission have been audited by Ernst & Young LLP, independent auditors, as set forth in their report therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance on such report given upon the authority of such firm as experts in accounting and auditing.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


No person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this Prospectus and, if given or made, such other information or representations must not be relied upon as having been authorized by the Company. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to its date. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which it relates. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful.




                               ------------------------



                                  TABLE OF CONTENTS

                                                                          PAGE
AVAILABLE INFORMATION. . . . . . . . . . . . . . . . . . . . . . . . . . . 3
INCORPORATION OF CERTAIN
   DOCUMENTS BY REFERENCE. . . . . . . . . . . . . . . . . . . . . . . . . 3
THE COMPANY. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5
OFFERED SECURITIES . . . . . . . . . . . . . . . . . . . . . . . . . . .  12
DESCRIPTION OF CAPITAL STOCK . . . . . . . . . . . . . . . . . . . . . .  13
LEGAL MATTERS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  18
EXPERTS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  18




                                   7,000,000 SHARES





                                   COMMUNITY FIRST
                                   BANKSHARES, INC.





                               ------------------------

                                      PROSPECTUS

                               ------------------------








                                 ______________, 1998


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                       PART II

                        INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's Amended and Restated Certificate of Incorporation (the "Certificate") and the Company's Amended and Restated Bylaws (the "Bylaws") provide that the Company shall indemnify, to the full extent permitted by law, any person against liabilities arising from their service as directors, officers, employees or agents of the Company. Section 145 of Delaware Law empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     Section 145 also empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorney's fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless, and only to the extent that, the Court of Chancery or the court in which such action was brought shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

     Section 145 further provides that the indemnification provided for by
Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled, and that the corporation is empowered to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liabilities under
Section 145.

     The Certificate and the Bylaws provide that no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of Delaware Law or (iv) for any transaction from which the director derived an improper personal benefit. Any repeal or modification of this provision related to director's liability shall not adversely affect any right or protection of a director of the Company existing immediately prior to such repeal or modification. Further, if Delaware Law shall be repealed or modified, the elimination of liability of a director provided in the Certificate and the Bylaws shall be to the fullest extent permitted by Delaware Law, as so amended.

     Pursuant to Registration Rights Agreements with certain stockholders of the Company, the Company has agreed to indemnify such stockholders against certain liabilities, including liabilities under the Securities Act or otherwise. For the undertaking with respect to indemnification, see Item 17 herein.

ITEM 21.  EXHIBITS


EXHIBIT NO.
-----------
2.1 Master Agreement dated July 22, 1994, between the Registrant and Bank of Colorado Holding Company, including as Exhibit A the form of Purchase and Assumption Agreement executed by Colorado Community First State Bank of Steamboat Springs and Vail Bank (incorporated by reference to Exhibit 2.13 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1994).
2.2 Agreement and Plan of Merger dated as of August 12, 1994, between the Registrant and Minowa Bancshares, Inc. (incorporated by reference to Exhibit 2.1 to the Registrant's Registration Statement on Form S-4 [File No. 33-84746], as declared effective by the Securities and Exchange Commission (the "Commission") on January 23, 1995).
2.3 Agreement and Plan of Merger dated as of November 28, 1994, between the Registrant and Abbott Bank Group, Inc. (incorporated by reference to Exhibit 10.2 to the Form 8-K report of the Registrant dated January 20, 1995).
2.4 Restated Agreement and Plan of Merger dated as of December 6, 1994, among the Registrant, Colorado Acquisition Corporation and First Community Bankshares, Inc. (incorporated by reference to
               Exhibit 10.1 to the Form 8-K report of the Registrant dated January 20, 1995).
2.5 Stock Purchase Agreement dated as of June 7, 1995 by and among BNCCORP, Inc., Gregory Cleveland and Tracy Scott, and the Registrant relating to Farmers & Merchants Bank of Beach (incorporated by reference to Exhibit 2.12 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1995).
2.6 Agreement and Plan of Merger dated as of March 8, 1996 among the Registrant, Trinidad Acquisition Corporation and Financial Bancorp, Inc. (the holding company for Trinidad National Bank) (incorporated by reference to Exhibit 2.1 to the Registrant's Registration Statement on Form S-4 [File No. 333-6239], as declared effective by the Commission on August 9, 1996).
2.7 Agreement and Plan of Reorganization dated as of June 25, 1996 between the Registrant and Mountain Parks Financial Corp. (incorporated by reference to the Appendix to the Registrant's Joint Proxy Statement with Mountain Parks Financial Corp. included in the Registration Statement on Form S-4
               [File No. 333-14439], as declared effective by the Commission on November 7, 1996).
2.8 Stock Purchase Agreement dated as of February 18, 1997 by and among the Registrant, KeyCorp and Key Bank of the Rocky Mountains, Inc. (incorporated by reference to Exhibit 2.8 to the Registrant's Amendment No. 1 to its Annual Report on Form 10-K for the fiscal year ended December 31, 1996, filed with the Commission as of May 8, 1997).

2.9 Restated Agreement and Plan of Merger dated as of August 22, 1997, including Agreement and First Amendment to Agreement dated as of the same date, between the Registrant and First National Summit Bankshares, Inc.(incorporated by reference to Appendices A and B to the Proxy Statement-Prospectus contained in the Registrant's Registration Statement on Form S-4
               [File No. 333-38997] filed with the Commission on October 29,
               1997).
2.10           Restated Agreement and Plan of Merger dated as of August 28,
               1997 between the Registrant and Republic National Bancorp,
               Inc. (incorporated by reference to Appendix A to the Proxy Statement-Prospectus contained in Registrant's Registration Statement on Form S-4 [File No. 333-38225] filed with the Commission on October 20, 1997).
2.11 Office Purchase and Assumption Agreement dated as of the 10th day of September, 1997 by and between Bank One, Arizona, National Association, Bank One, Colorado, National Association, Bank One, Utah, National Association and the Registrant, (incorporated by reference to Exhibit 2.6 to the Registrant's Registration Statement on Form S-4 [File No. 333-36091], filed with the Commission on September 22, 1997).
2.12 Agreement and Plan of Merger dated as of November 6, 1997 among the Registrant, Community First National Bank and
               Pioneer Bank of Longmont (incorporated by reference to Exhibit
               2.7 to the Registrant's Registration Statement on Form S-4
               [File No. 333-37527], filed with the Commission on November
               21, 1997).
2.13 First Amendment to Agreement and Plan of Merger dated as of the 19th day of December, 1997 by and among the Registrant, Community First National Bank and Pioneer Bank of Longmont (incorporated by reference to Appendix B to the Proxy Statement-Prospectus contained in Registrant's Registration Statement on Form S-4 [File No. 333-48825] filed with the Commission on March 31,
               1998).

2.14 Agreement and Plan of Merger dated as of January 8, 1998 between the Registrant and Community Bancorp, Inc.
2.15 First Amendment to Agreement and Plan of Merger dated as of the 9th day of March, 1998 between the Registrant and Community Bancorp, Inc.
2.16 Agreement and Plan of Merger dated as of January 12, 1998 between the Registrant and FNB, Inc.
2.17 Agreement and Plan of Merger dated as of April 2, 1998 between the Registrant and Western Bancshares of Las Cruces, Inc.
2.18 Agreement and Plan of Merger dated as of May 18, 1998 between the Registrant and Guardian Bancorp.

3.1 Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1996).
3.2            Bylaws of the Registrant (incorporated by reference to Exhibit
               3.2 to the Registrant's Registration Statement on Form S-1 (File No. 33-41246) as declared effective by the Commission on August 13, 1991 (the "1991 S-1")).
4.1 Specimen Common Stock Certificate of the Registrant (incorporated by reference to Exhibit 4 to the 1991 S-1).
4.2 Certificate of Designations, Preferences and Rights of Series A Junior Participating Preferred Stock (incorporated by reference to Exhibit A to Exhibit 1 to the Registrant's Registration Statement on Form 8-A filed with the Commission on January 9, 1995 (the "Form 8-A")).
4.3 Form of Rights Agreement dated as of January 5, 1995 by and between the Registrant and Norwest Bank Minnesota, N.A. (incorporated by reference to Exhibit 1 to the Form 8-A).
5.1 Opinion and Consent of Lindquist & Vennum P.L.L.P., Counsel to the Company, regarding legality of securities being registered.
23.1           Consent of Lindquist & Vennum P.L.L.P. (See Exhibit 5.1 above).
23.2           Consent of Ernst & Young LLP.
23.3           Consent of Arthur Andersen LLP.

24.1 A Power of Attorney is set forth on the signature pages of this Registration Statement.*
99.1 Report of Arthur Andersen LLP regarding financial statements of Mountain Parks Financial Corp.*

-------------------------
*Previously filed.

ITEM 22.  UNDERTAKINGS

     The undersigned Registrant hereby undertakes:

     (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement).

          (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the registration statement;

PROVIDED, HOWEVER, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to
Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

     (2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

     (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned Registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned Registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection
(a) of Section 310 of the Trust Indenture Act of 1939, as amended (the "Act"), in accordance with the rules and regulations prescribed by the Commission under
Section 305(b)(2) of the Act.

                                      SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this Amendment to the Form S-4 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fargo, State of North Dakota, on the 9th day of June, 1998.

                           COMMUNITY FIRST BANKSHARES, INC.

                           By:   /s/Mark A. Anderson
                              --------------------------------------------------
                              Mark A. Anderson, Executive Vice President, Chief Financial Officer and Chief Information Officer



     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment to the Form S-4 Registration Statement has been signed below on the 9th day of June, 1998, by the following persons in the capacities indicated.



SIGNATURE                           TITLE
---------                           -----

               * President, Chief Executive Officer and ---------------------------------- Chairman of the Board (Principal
     Donald R. Mengedoth            Executive Officer)

 /s/ Mark A. Anderson               Executive Vice President, Chief Financial
----------------------------------  Officer and Chief Information Officer
     Mark A. Anderson               (Principal Financial and Accounting Officer)

               *                    Director
----------------------------------
     Patricia A. Adam

               *                    Director
----------------------------------
     James T. Anderson

               *                    Director
----------------------------------
     Patrick E. Benedict

               *                    Director
----------------------------------
     Patrick Delaney

               *                    Director
----------------------------------
     John H. Flittie

               *                    Director
----------------------------------
     Dennis M. Mathisen

               *                    Director
----------------------------------
     Thomas C. Wold

               *                    Director
----------------------------------
     Harvey L. Wollman

               *                    Director
----------------------------------
     Darrell G. Knudson


* By: /s/ Mark A. Anderson
     -----------------------------
      Mark A. Anderson
      Attorney-in-fact

                                    EXHIBIT INDEX


Exhibit No.                              Description
-----------                              -----------
   2.14             Agreement and Plan of Merger dated as of January 8, 1998
                    between the Registrant and Community Bancorp, Inc.

   2.15 First Amendment to Agreement and Plan of Merger dated as of the 9th day of March, 1998 between the Registrant and Community Bancorp, Inc.

   2.16 Agreement and Plan of Merger dated as of January 12, 1998 between the Registrant and FNB, Inc.

   2.17 Agreement and Plan of Merger dated as of April 2, 1998 between the Registrant and Western Bancshares of Las Cruces,
                    Inc.

   2.18 Agreement and Plan of Merger dated as of May 18, 1998 between the Registrant and Guardian Bancorp.

   5.1 Opinion and Consent of Lindquist & Vennum P.L.L.P., Counsel to the Registrant, regarding the legality of the securities being registered.

  23.2              Consent of Ernst & Young LLP.

  23.3              Consent of Arthur Andersen LLP.